UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☒ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Eagle Protect, PBC

Legal status of issuer Form

Public benefit corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of incorporation

May 11, 2015

Physical address of issuer

3079 Harrison Avenue, Suite #21

South Lake Tahoe, CA 96150

Website of issuer

https://eagleprotect.com/

Current employees

Four

Financial summary

	Most recent fiscal year end	Prior fiscal year end
Total Assets	$732,026.10	$419,321.95
Cash and Cash Equivalents	$32,708.14	$38,846.74
Accounts Receivable	$177,057.65	$78,283.02
Short-term Debt	$549,927.39	$43,450.88
Long-term Debt	$561,181.06	$469,829.38
Revenues/Sales	$1,834,185.08	$294,537.22
Cost of Goods Sold	$1,744,500.94	$126,506.33
Taxes Paid	$29,996.06	$31,252.73
Net Income	-$829,046.24	-$696,993.47

Form C-AR

Annual Report
of
Eagle Protect, PBC
("Eagle US," the "company," the "issuer," "we," "our," "us")
Following an Offering of
Revenue-Share Promissory Notes
under Regulation Crowdfunding
(the "Regulation CF Offering")

Forward-Looking Statement Disclosure

This Form C-AR, including any Exhibits referred to herein, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "will," "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR, including any Exhibits referred to herein, are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, including the Exhibits referred to herein, you should understand that these statements are not guarantees of performance, results, or other events, all of which involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operations, operating or financial performance, and other actual future events, and cause such operations, performance, and events to differ materially from the operations, performance, and events anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operations, operating or financial performance, or other actual future events may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR, including any Exhibits referred to herein, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operations, our operating or financial performance, or other future events to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, or other statement in this Form C-AR, including any Exhibits referred to herein, whether as a result of new information, future developments or otherwise, including decisions made at the Company's option, except as may be required by law.

Pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202), an issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)), and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and Regulation Crowdfunding, must file with the United States Securities and Exchange Commission (the "SEC") and post on the issuer's web site an annual report along with the financial statements of the issuer certified by the principal executive officer of the issuer to be true and complete in all material respects and a description of the financial condition of the issuer as described in Rule 201(s) of Regulation Crowdfunding. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of Rule 201 of Regulation Crowdfunding ("Rule 201").

Rule 201(a) The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name	Form of Organization	Jurisdiction of Organization	Date of organization	Physical address	Website
Eagle Protect, PBC	Public benefit corporation	Delaware	May 11, 2015	3079 Harrison Avenue, Suite #21, South Lake Tahoe, California 96150	https://eagleprotect.com/

Rule 201(b) The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

(1) Each person's principal occupation and employment, including whether any officer is employed by another employer; and

(2) The name and principal business of any corporation or other organization in which such occupation and employment took place.

Directors and officers of Eagle US and their positions with the issuer:

Name	Position(s) with the issuer	Time period position(s) with the issuer have been held
Stephen Ardagh	President, Chief Executive Officer, Secretary, Treasurer, Director	2015-present
Lynda Ronaldson	VP of Marketing, Director	2015-present

Note that the following persons are directors and persons performing functions as officers of Eagle Direct Limited, a New Zealand limited company ("Eagle NZ"), which is the sole owner of Eagle US.

Stephen Ardagh, Director
Lynda Ronaldson, Director
Michael Taylor, Director
Gareth Brooks, Chief Operating Officer

Principal occupation and employment of directors and officers of Eagle US over the past three years:

Stephen Ardagh

Employer: Eagle NZ
Employer's principal business: Supplier of disposable gloves and clothing
Title: Founder and CEO
Dates of Service: 2006 to present
Responsibilities: Overall Strategic Direction of the company

Employer: Eagle US
Employer's principal business: Supplier of disposable gloves and clothing
Title: Founder and CEO

Dates of Service: 2016 to present
Responsibilities: Overall Strategic Direction of the company

Lynda Ronaldson

Employer: Eagle NZ
Employer's principal business: Supplier of disposable gloves and clothing
Title: Marketing Manager
Dates of Service: 2006 to present
Responsibilities: Directs strategic marketing

Employer: Eagle US
Employer's principal business: Supplier of disposable gloves and clothing
Title: VP Marketing
Dates of Service: 2016 to present
Responsibilities: Directs strategic marketing

Rule 201(c) The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of beneficial owner	Ownership percentage
Eagle NZ	100%

The Ardagh Ronaldson Family Trust owns 62% of Eagle NZ. The trustees are Lynda Ronaldson, Richard Neave, and Stephen Ardagh.

Rule 201(d) A description of the business of the issuer and the anticipated business plan of the issuer.

Please see the company's business description and plan, which is filed with this annual report as **Exhibit C**.

Rule 201(e) The current number of employees of the issuer.

Five.

Rule 201(f) A discussion of the material factors that make an investment in the issuer speculative or risky.

The following list of risk factors, and any other risk factors stated in this annual report, are not intended and should not be understood as an exhaustive list of all risks related to an investment in the issuer.

The Crowdfunding Notes (as defined in response to Rule 201(m)(1) below) are not secured by any collateral, nor are the Crowdfunding Notes guaranteed or insured by the FDIC or any other entity. Our ability to pay the Repayment Amount (as defined in Rule 201(m)(1) below) depends solely on the success of the company.

The Crowdfunding Notes have not been submitted to any rating agency to obtain an opinion or rating of the risk of timely collection of principal and interest.

All decisions with respect to the management of the company will be made exclusively by the board and executives of the company. Investors have no right to take part in the management of the company, including the election of directors.

All of the interest investors earn on the Crowdfunding Notes will be taxable income to them. EACH INVESTOR SHOULD SEEK THE INVESTOR'S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE CROWDFUNDING NOTES.

INCREASED COMPETITION: The company is the only certified B Corp operating in its field and has innovated in food safety, sustainability, and a clean, transparent supply chain. As we grow and expand in the US, other businesses may want to emulate us, and competition could increase resulting in decreased revenue.

CASH FLOW: Buying product and shipping long distances require careful cash flow planning and execution. It is possible that we will not have enough cash flow to meet obligations, due to either poor sales or late-paying customers. We believe this risk can be mitigated by our longstanding relationships with key suppliers and the experience of Eagle NZ, our parent company, which manages our cash flow and which has become a leading supplier to the primary food sector in New Zealand.

ADDITIONAL CAPITAL: It is likely in the future further capital will be required for us to continue expansion in the US marketplace. There is a risk that this may be difficult to achieve if market or economic conditions change.

INDEPENDENT TRUSTEE: We have not retained an independent trustee to act on the investors' behalf in the event of default. Therefore, there is no independent third-party to protect investors' interests.

Rule 201(m) A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities offered in the Regulation CF Offering and each other class of security of the issuer, including:

the number of securities being offered
the number of securities outstanding
whether or not outstanding securities have voting rights
limitations on such voting rights
how the terms of the securities being offered may be modified
a summary of the differences between such securities and each other class of security of the issuer
a summary of how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer

The issuer sold $42,000 in revenue-share promissory notes in the Regulation CF Offering, which ended on January 31, 2019 (the
"Crowdfunding Notes"). The Crowdfunding Notes have the following principal provisions.

When Paid in Full: Outstanding principal and accrued interest on each Crowdfunding Note will be considered paid in full when the company has paid the investor the "Repayment Amount," defined as the original investment amount multiplied by 1.5. Notwithstanding the foregoing, all outstanding principal and interest shall be due and payable no later than March 31, 2024.

Payments: Beginning on June 30, 2019, the company shall make annual payments to the investor within 90 days following the end of each fiscal year, until the Repayment Amount is paid in full.

The annual payment shall be each investor's "Pro Rata Share" (the ratio that results from dividing the amount of the investor's original investment by the total amount loaned under all of the promissory notes which contain substantially the same terms as the Crowdfunding Notes offered in this offering, except for the Repayment Amount) of four percent (4%) of the company's "Revenue" (the company's cash receipts, less costs passed through to users and refunds).

The company's accountant shall calculate Revenue on a cash basis at the end of each fiscal year.

Under no circumstances shall payments to any investor exceed what is allowed under California or other applicable law governing usury.

Prepayment: The company may pay off any or all of the Crowdfunding Notes in their entirety at any time by paying one, some, or all of the investors any unpaid part of the Repayment Amount for any or all of the amounts owed to the investors under the Crowdfunding Notes. The company may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the investors based on the amount of their original investments.

Investor Information Rights: The company will deliver to the investors unaudited annual financial statements no later than 90 days following the close of the fiscal year.

Security: The Crowdfunding Notes will be unsecured obligations of the company.

Subordination: The Crowdfunding Notes shall be subordinated to all indebtedness of the company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Assignment: The Crowdfunding Notes may be assigned by either party so long as such assignment complies with all applicable laws and regulations.

Amendment: Any provision of a Crowdfunding Note (other than the loan amount or the Repayment Amount) may be amended, waived or modified upon the written consent of the company and the holders of a majority (by unpaid principal amount) of the Crowdfunding Notes. Any provision of a Crowdfunding Note may be amended by mutual agreement of the parties.

The above is intended to be only a summary of some of the key terms of the Crowdfunding Notes and is not a complete description of the terms of the Crowdfunding Notes. Please see the form of Crowdfunding Note filed with this annual report as **Exhibit A** for the complete terms of the investment.

Other than the Crowdfunding Notes, the only outstanding securities of the company are common stock. The company has 100,000 shares of common stock outstanding. Eagle NZ owns 100% of these shares. Common stock has voting rights.

Investors in the Crowdfunding Notes do not have voting rights in or ownership of the company.

Investors' rights under the Crowdfunding Notes may be modified as described under "Amendment" above. Please see our response to Rule 201(m)(5) below for a description how investors' rights could be diluted.

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

Investors in the Crowdfunding Notes do not have voting rights. It is possible that the company's shareholders, officers or directors will make a decision that has negative consequences for the company and affects the company's ability to make payment on the Crowdfunding Notes.

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date this annual report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Please see our response to Rule 201(c) above.

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities are valued at face value. Promissory notes issued by the company will be valued at face value in the future.

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties.

If the company issues additional promissory notes with substantially the same terms as the Crowdfunding Notes, the investor's annual Pro Rata Share of the issuer's Revenue could be diluted. In other words, if there are more investors owning promissory notes with substantially the same terms as the Crowdfunding Notes offered in this offering, the amount loaned by the investor relative to the aggregate amount loaned by all investors could be reduced. If that happens, the investor's Pro Rata Share (as defined in our response to Rule 201(m)(1) above)—and the annual payment due to the investor—would also be smaller.

Investors in the Crowdfunding Notes have no voting rights or other decision-making rights in the company. It's possible that the company's shareholders, officers or directors will make a decision—including the issuance of additional securities, a sale of the issuer or of the assets of the issuer or transactions with related parties—that has negative consequences for the company and affects the company's ability to make payment on the Crowdfunding Notes.

(6) A description of the restrictions on transfer of the securities, as set forth in 17 CFR § 227.501.

The securities may not be transferred for one year after they are issued unless they are transferred:

(1) To the issuer;

(2) To an accredited investor;

(3) As part of an offering registered with the SEC; or

(4) To a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

For purposes of this Rule 201(m)(6), the term accredited investor shall mean any person who comes within any of the categories set forth in 17 CFR § 230.501(a), or who the issuer reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

For purposes of this Rule 201(m)(6), the term member of the family of the investor or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and shall include adoptive relationships. For purposes of this Rule 201(m)(6), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Rule 201(p) A description of the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms.

The issuer has the following outstanding indebtedness.

Lender	Amount	Interest Rate	Maturity Date
AMEX 91000 credit card	$3,129	N/A	N/A
Chase credit card	$1,920	N/A	N/A
Loan from P2Bi	$321,934	19.35%	N/A
Stephen Ardagh and Lynda Ronaldson	$64,975	8% per annum	December 31, 2019
Eagle NZ	$444,663	0% Market Support Loan	N/A
Stephen Ardagh	$23,035	0% Motor Vehicle Loan	N/A
Stephen Ardagh and Lynda Ronaldson	$50,000	8% per annum	December 31, 2021

The issuer also has $42,000 in outstanding Crowdfunding Notes, the terms of which are summarized in our response to Rule 201(m)(1). A form of Crowdfunding Note has been filed with this report as **Exhibit A**.

Rule 201(q) A description of exempt offerings conducted within the past three years.

We sold $42,000 in Crowdfunding Notes in the Regulation CF Offering, which began on September 24, 2018, and ended on January 31, 2019. The offering was exempt under Title III of the JOBs Act. We used the proceeds of the offering to purchase inventory.

Rule 201(r) A description of any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act during the preceding 12-month period in which any of the following persons had or is to have a direct or indirect material interest:
(1) Any director or officer of the issuer;
(2) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the report or report is filed, the beneficial

owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Since the beginning of the company's last fiscal year,

Stephen Ardagh and Lynda Ronaldson loaned $50,000 to the company. The interest rate of the loan is 8% per annum, and the loan matures on December 31, 2021.

Stephen Ardagh and Lynda Ronaldson also loaned the company $64,975. The interest rate of the loan is 8% per annum, and loan matures on December 31, 2019.

Eagle US received $543,922 in capital contributions from Eagle NZ.

Lynda Ronaldson and Stephen Ardagh received salaries of approximately $62,885 and $134,154, respectively.

Eagle US purchased products and services from Eagle NZ in transactions totaling $114,579.

Eagle US sold products and services to Eagle NZ in transactions totaling $439,740.

Stephen Ardagh is President, Chief Executive Officer, Secretary, and Treasurer of the issuer, as well as a director of the issuer.

Lynda Ronaldson is VP of Marketing of the issuer and a director of the issuer.

Rule 201(s) A discussion of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

Each investor should read the following discussion of our financial condition together with our financial statements, which have been filed with this annual report as **Exhibit B**, and the related notes and other financial information included elsewhere in this Form C-AR. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. Investors should review the risk factors stated in response to Rules 201(f) and (m) above as such factors could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Operations

Eagle US was formed in 2015 as a Delaware public benefit corporation.
As stated in response to Rule 201(c) above, the shares in Eagle US are 100% owned by Eagle NZ.

Eagle NZ has been operating in New Zealand for over 12 years, since 2006. It supplies the New Zealand food, medical and related industries with disposable gloves, clothing and miscellaneous medical consumables. Eagle NZ supplies between 70% and 80% of the primary food sector in New Zealand and has distribution agreements through two major multinational companies.

Eagle US is a US supplier of disposable gloves and clothing, with gloves being our core product. Sales have grown rapidly over the past year. Our revenue for fiscal year 2019 was approximately $1.8 million, up from just under $300,000 for fiscal year 2018. We expect this trend of growth to continue. Our gross margin at the end of fiscal year 2018 was lower than our gross margin for fiscal year 2019, but the margin has been improving as the scale of the business increases. We expect continued improvement as we recruit new personnel expected to optimize the supply chain.

This high rate of growth has placed demand on cash flow and working capital. In particular, it has increased our need for funds to build up inventory so that we can service increasing users of Eagle US as well existing clients who want to purchase additional products that are allied to our core glove offering.

In addition to increased inventory, as we grow we need operations, logistics resources, personnel, and increased sales presence to best capture the momentum we are now experiencing. By growing, we may have an opportunity to lower per unit cost, transportation and storage through economies of scale.

Liquidity and Capital Resources

Eagle US has thus far been supported by Eagle NZ, which has provided considerable startup capital so that Eagle US can operate. Eagle US and Eagle NZ also share other resources, such as accounting and administration.

Eagle NZ is profitable. Eagle US is not profitable to date and is focused on growth. As described above in response to Rule 201(q), we raised $42,000 in Crowdfunding Notes during our Regulation CF Offering, which took place from September 2018 to January 2019. We used the proceeds of this offering to purchase inventory.

We expect the following sources of capital to support our growth:

- Continued support from Eagle NZ, including proceeds from a capital raise by Eagle NZ. Proceeds of the raise will be used to grow working capital and personnel for Eagle US.
- Loans from the company's directors.

Rule 201(x) Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of 17 CFR §227.202.

No.

List of Exhibits

Exhibit A: Form of Crowdfunding Note
Exhibit B: 2019 and 2018 Financial Statements
Exhibit C: Business Description and Plan